FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April, 2007

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.
(Translation of registrant’s name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President
& Secretary
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                                                                        Form 20-F  ☐                               Form 40-F  ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                                        Yes  ☐                                                       No  ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2007	FOUR SEASONS HOTELS INC.

By: /s/ Craig Reith
Name: Craig Reith
Title: Vice President, Finance & Treasurer

By: /s/ Sarah Cohen
	Name:	Sarah Cohen
	Title:	Senior Vice President & Assistant Secretary

EXHIBIT INDEX

Exhibit No.           Description

99.1	Voting Report pursuant to Section 11.3 of National Instrument 51-102, as filed on SEDAR on April 10, 2007